UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number:	3235-0080
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31671

Rydex ETF Trust, American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

9601 Blackwell Road, Suite 500, Rockville, MD 20850, 301-296-5100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units of Beneficial Interest (See Exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17CFR240.12d2-2(a)(1)

☐            17CFR240.12d2-2(a)(2)

☐            17CFR240.12d2-2(a)(3)

☐            17CFR240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rydex ETF Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 27, 2008	By	/s/ Carl G.Verboncoeur	President, Rydex ETF Trust
Date		Name	Title

SEC 1654 (09-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CGR 240.19d-1 as applicable. See General Instructions.

Exhibit A

Title of Each Class to be Withdrawn
Rydex S&P Equal Weight ETF
Rydex Russell Top 50® ETF
Rydex S&P 500 Pure Growth ETF
Rydex S&P 500 Pure Value ETF
Rydex S&P MidCap 400 Pure Growth ETF
Rydex S&P MidCap 400 Pure Value ETF
Rydex S&P SmallCap 600 Pure Growth ETF
Rydex S&P SmallCap 600 Pure Value ETF
Rydex S&P Equal Weight Consumer Discretionary ETF
Rydex S&P Equal Weight Industrials ETF
Rydex S&P Equal Weight Consumer Staples ETF
Rydex S&P Equal Weight Energy ETF
Rydex S&P Equal Weight Financials ETF
Rydex S&P Equal Weight Health Care ETF
Rydex S&P Equal Weight Materials ETF
Rydex S&P Equal Weight Technology ETF
Rydex S&P Equal Weight Utilities ETF
Rydex 2x S&P 500 ETF
Rydex Inverse 2x S&P 500 ETF
Rydex 2x S&P MidCap 400 ETF
Rydex Inverse 2x S&P MidCap 400 ETF
Rydex 2x Russell 2000® ETF
Rydex Inverse 2x Russell 2000® ETF
Rydex 2x S&P Select Sector Energy ETF
Rydex Inverse 2x S&P Select Sector Energy ETF
Rydex 2x S&P Select Sector Financial ETF
Rydex Inverse 2x S&P Select Sector Financial ETF
Rydex 2x S&P Select Sector Health Care ETF
Rydex Inverse 2x S&P Select Sector Health Care ETF
Rydex 2x S&P Select Sector Technology ETF
Rydex Inverse 2x S&P Select Sector Technology ETF